UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2007

Fomento Económico Mexicano, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

Mexican Economic Development, Inc.

(Translation of Registrant's Name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, NL 64410 Mexico

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      x          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes            No     x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___________.)

May 31st, 2007

REPORT ON THE APPLICATION OF THE BEST BUSINESS PRACTICES CODE

QUESTIONNAIRE ON ISSUER’S CORPORATE GOVERNANCE

BOARD OF DIRECTORS

i) On the Functions of the Board of Directors (Principle 1)

Pursuant to Article 24 of the corporate bylaws of Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”), the management and administration of corporate affairs is entrusted to a board of directors.

According to the bylaws, the Board of Directors has the following authorities, among others:

(a) To manage the company’s business and assets;

(b) To perform acts of dominion with respect to the company’s chattel and real estate, as well as its real and personal rights;

(c) To represent the company before all types of authorities;

(d) To grant, sign, guarantee and endorse credit instruments in behalf of the company, to issue obligations with or without a specific real guarantee; to contribute the company’s chattel and real estate to other companies and to subscribe to shares or take positions or an interest in other companies;

(e) To make the company a joint and several debtor and to grant guarantees, sureties or any other type of payment guarantee, with respect to contracted obligations or securities issued or accepted by the company or by third parties;

(f) To elect, name and remove, with the prior opinion of the appropriate committee, the general director and determine his total compensation, as well as the policies for the designation and compensation of other relevant executives;

(g) To grant and revoke such powers of attorney as it deems appropriate, with or without authorities of subrogation, and the Board may grant such authority as deemed appropriate from among those which the corporate bylaws grant to the board of directors;

(h) To perform the meeting of shareholders’ resolutions and, in general, to perform such acts and operations as are necessary or appropriate for the purpose of the company except such as are expressly reserved by law or by the bylaws to the meeting of shareholders;

(i) To approve transactions out of the ordinary course of business, and the transactions intended to be entered by the Company and its shareholders, or members of its management or with persons related with such management members; transactions involving the purchase or sale of ten percent or more of the assets of the Company; the issuance of guarantees for an amount exceeding thirty percent of the assets of the Company, or any other transaction different from the foregoing that represent more than one percent of the assets of the Company.

In addition, request the opinion of the Audit Committee and if applicable, to approve the operations that the Subsidiaries (which term is referred to in Article First of the General Provisions Applicable to security issuers, issued by the National Securities and Banking Commission, published in the Mexican Gazette of the Federation as of March 19, 2003 and its respective modifications), pretend to execute with related persons or that involve compromising their wealth.

The authorities referred in this subparagraph are undelegable. The Board members shall be responsible for all the resolutions that they issue regarding the affairs referred in this subparagraph, except in the event established in article 159 (one hundred and fifty nine) of the Mexican General Corporations Law.

ii) On the Structure of the Board of Directors (Principles 10, 11 and 14)

The Board of Directors is comprised of 19 (nineteen) principal directors, of which 14 (fourteen) are of Series “B” and five (5) are of Series “D”.

The corporate bylaws indicate that shareholders may elect alternates to cover the absences of specific members of the Board, in accordance to applicable law.

Directors shall hold office for one year, but in accordance with the Mexican Securities Law and our bylaws they shall continue in office even when the term for which they were designated has concluded or as a result of resignation, up to a term of 30 days, until designations are made and the persons who are named to replace them are present to perform them. The members of the Board of Directors shall receive annually such remuneration as the regular general meeting of shareholders designates for them.

The Board shall meet at least once every three months. The regular annual meeting of shareholders that named it or the Board of Directors in its first meeting, immediately after such meeting of shareholders, shall name a chairman from among the directors designated by Series “B”, and it may also name a vice president. Likewise, it shall name the secretary and its alternate, with the understanding that the latter two need not be directors. The Board of Directors shall also name the persons who occupy the other positions created for the proper performance of its functions. The Chairman shall also be the chairman of meetings of shareholders and shall be replaced in his duties, in case of absence, by the vice president, and in his absence by the other Series “B” directors, in the order of their designation.

FEMSA’s corporate bylaws stipulate the possibility of the existence of an executive committee which shall be comprised of an odd number of members of the Board of Directors or such alternates as they determine, which shall invariably be established and act as a delegated body of the Board of Directors. The regular meeting of shareholders or the Board of Directors may also name, if any principal member is absent, an alternate for each member of the executive committee. The members of the executive committee shall hold office for one year, unless they are relieved by the regular general meeting of shareholders or by the Board of Directors but, in any case, they shall continue in office for a term of 30 days until new designations are made and the persons named to replace them take possession of their position; they may be reelected and shall receive such remuneration as is determined by the regular general meeting of shareholders or the Board of Directors.

On the date of this report, the general meeting of shareholders had not deemed it necessary to establish this executive committee.

However, there are three (3) committees of the Board of Directors which support the Board in its functions: Audit, Corporate Practices and Finance and Planning. The committees may meet when they deem appropriate, and obligatorily before each regular meeting of the Board of Directors. Members of FEMSA’s senior management responsible for the committee’s areas of influence are invited to participate in committee meetings. Each committee has a Chairman and a Secretary, and minutes of each meeting are kept for committees which have resolutions approved.

On the Membership of the Board of Directors	YES	NO	Comments
1) Is the board of directors comprised of no fewer than five and no more than fifteen principal directors? (Principle 2)		X	The Board of Directors is comprised of 19 members, of which 14 are of Series “B” and 5 are of Series “D”.
2) Does the company have only principal directors? (Principle 3)		X	All members of the Board of Directors have their specific alternate director.
3) Can the alternate directors only replace a preestablished principal director? (Principle 3)	X
4) If appropriate, does the principal director suggest to the board of directors who should be designated as his respective alternate? (Principle 3)	X
5) Do the independent and equity directors, as a whole, constitute at least 40% of the board of directors? (Principle 7)	X
6) Do the independent directors represent at least 20% of all the directors? (Principle 7)	X
7) Does the annual report presented by the board of directors mention which directors are independent and which are equity? (Principle 8)	X		The report identifies directors that are independent.
8) Does the annual report indicate the category to which the equity directors belong? (Principle 8)		X
9) Does the annual report indicate the principal business activities of each director as of the date of the report? (Principle 9)	X

On the Structure of the Board of Directors	YES	NO	Comments
10) Does the board of directors perform the compensation and evaluation, audit and planning and finance functions? (Principle 10)	X
11) Are the intermediate bodies only comprised of principal directors? (Principle 12)		X

In the Planning and Finance Committee one related alternate director participates. In the Audit Committee two independent alternate directors participate In addition, there is a Technical Secretary on each committee, who is the Company employee in charge of the area for which the respective committee is responsible.

12) Is each intermediate body comprised of at least 3 members and at most 7? (Principle 13)	X
13) Does each independent director, besides performing his functions on the Board, participate on at least one of the intermediate bodies? (Principle 16)	X		All independent directors participate in intermediate bodies.
14) Is the intermediate body in charge of the audit function presided by an independent director? (Principle 17)	X

On the Operation of the Board of Directors	YES	NO	Comments
15) Does the board of directors meet at least 4 times per year? (Principle 18)	X
16) Is at least one of the meetings of the board of directors dedicated to defining the company’s long- and medium-term strategies? (Principle 18)	X
17) Can a meeting of the board be called with agreement from at least 25% of the directors? (Principle 19)	X
18) Do directors access to all the relevant information at least 5 business days before a meeting? (Principle 20)	X		Except matters of extreme confidentiality or to be dealt during a special meeting.

19)    * Is there an existing mechanism that ensures that directors can evaluate matters on strategic affairs, even when they don’t receive the necessary information at least 5 business days in advance? (Principle 20)

	X	Members of the Board may request all the information they need to be able to discuss, evaluate and make decisions during the meeting.
20) * Are new directors inducted by explaining to them their responsibilities and the company’s position? (Principle 21)	X

A new director receives complete information on the company’s position, annual reports from prior fiscal years, and meetings are scheduled for him with senior management, who detail the Company’s position and answer any of the director’s questions.

On the Duties of Directors	YES	NO	Comments

21)    Do directors communicate to the chairman and the secretary of the board of directors any conflict of interest that might imply that they must refrain from voting and do they in effect refrain from participating in the corresponding deliberations? (Principle 22)

X
22) Do directors use the company’s assets and services only for the performance of its corporate objective? (Principle 23)	X
23) If appropriate, are clear policies defined for when directors exceptionally use the company’s assets for personal matters? (Principle 23)	X
24) * Do directors dedicate time to their functions by attending at least 70% of the meetings to which they are called? (Principle 24)	X

With respect to the regular meetings held during the 2006 fiscal year, the average attendance by directors was 80%. If we consider the attendance of alternate directors at meetings, average attendance was 94.70%.

25) Do directors keep the corporate matters of which they gain knowledge through the meetings they attend in strict confidence? (Principle 25)	X	The Company has no evidence otherwise. Also, the Secretary of the Board periodically reminds directors of the scope of this confidentiality obligation.
26) Do principal directors and alternate directors keep each other informed of the matters dealt with in meetings of the board? (Principle 26)	X
27) Does the board of directors have support through opinions, recommendations and guidance derived from the analysis of the company’s performance? (Principle 27)	X

The Board of Directors supports itself through investment banks, financial engineering firms and outside counsel for decision-making, when it so deems appropriate or necessary according to the specific circumstances.

COMPENSATION AND EVALUATION FUNCTION

iii)	On the Evaluation and Compensation Function (Principle 28)

The Corporate Practices Committee is responsible for suggesting procedures to the Board of Directors to name the director general and other senior managers; for proposing the criteria for the evaluation of the director general and senior management; for analyzing and presenting to the board of directors the proposal prepared by the director general with respect to the structure and level of compensation for directors considered “key” to the company.

On the Operation of the Body that performs the Evaluation and Compensation Functions	YES	NO	Comments

28)    Does the intermediate body that performs the evaluation and compensation functions review the hiring conditions of senior executives and do the likely payments for severance from the company, meet the guidelines approved by the Board of Directors? (Principle 29)

X
29) Are the structure and the policies used to determine directors’ and officers’ packages disclosed? (Principle 30)		X

With respect to members of the Board of Directors, the annual meeting of shareholders authorizes the annual compensation to be paid to directors, and this information is public. With respect to the compensation paid to officers, the Board of Directors handles this information on a confidential basis. However, the annual reports presented to authorities of Mexico and the United States describe executive stock incentive plans, and the overall amount of compensation paid to senior officers.

AUDIT FUNCTION

iv)	On the Audit Function (Principles 31, 37, 38, 40)

The Audit Committee’s responsibilities include recommending to the Board of Directors the candidates for FEMSA’s external auditors; for assuring their independence and objectivity; for recommending the procedures for preparing the financial information, its review and the processes required for its dissemination; for verifying that the mechanisms essential to assuring the company’s compliance with the stipulations of the corporate bylaws are implemented.

On the Selection of Auditors	YES	NO	Comments

30)    Does the income of the external auditor as well as from any other external review, derived from performing the company’s audit, represent a percentage less than or equal to 20% of the total income of the offices in charge? (Principle 32)

X
31) Does the rotation of the partner who audits the company occur at least once every 6 years? (Principle 33)	X
32) Is the person who signs the audit report of the company’s annual statements different from the one who acts as statutory auditor? (Principle 34)	N/A		The Company no longer has Statutory Auditor in accordance with the new regulations of the Mexican Securities Law and its bylaws.
33) Is information given in the Annual Report on the professional profile of the company’s statutory auditor? (Principle 35)	N/A		The Company no longer has Statutory Auditor in accordance with the new regulations of the Mexican Securities Law and its bylaws.
On Financial Reporting
34) Does the company have an internal audit department? (Principle 36)	X
35) Does the intermediate body in charge of performing the audit function submit the accounting policies for approval by the Board of Directors? (Principle 37)	X

36)    Does the intermediate body in charge of the audit function ensure that the intermediate public financial information is prepared pursuant to the same principles, criteria and practices as the annual reports will be prepared with? (Principle 39)

X
On Internal Controls
37) Does an internal control system exist? (Principle 41)	X
38) Are the general guidelines for the internal control system submitted for approval by the board of directors? (Principle 41)	X

39) Does the intermediate body in charge of the audit function evaluates and issues an opinion on the effectiveness of the internal control system? (Principle 42)	X

Representatives of internal and external audit interact with the Audit Committee to verify the effectiveness of the internal control system. Periodic reports are prepared which are sent to members of the Committee in reasonable advance time before the meeting.

40) Do the external auditors validate the effectiveness of the internal control system and issue a report on those controls? (Principle 43)	X

Compliance Review	YES	NO	Comments

41)    Does the intermediate body in charge of the audit function verify that controls exist that allow a determination of whether the company complies with the stipulations that are applicable to it and report such to the board of directors? (Principle 44)

X
42) Is the compliance review of all applicable stipulations performed at least once per year? (Principle 44)	X
43) Is the board of directors informed periodically about its legal situation? (Principle 45)	X

FINANCE AND PLANNING FUNCTION

v)	On the Finance and Planning Function (see section IV, Principle 46)

The Finance and Planning Committee is responsible for evaluating the investment policies proposed by the director general and for obtaining approval from the Board of Directors for those policies; for evaluating and, if necessary, suggesting financing policies proposed by the director general; for evaluating and, if necessary, suggesting the general guidelines for improving FEMSA’s strategic planning; for providing an opinion on the premises of the annual budget and for obtaining approval from the board of directors; for assuring the implementation of the budget and the strategic plan; for identifying the risk factors to which FEMSA is exposed, as well as the evaluation of its administrative policies.

On the Organization of the Intermediate Body in Charge of the Finance and Planning Function	YES	NO	Comments
44) Does the intermediate body in charge of the finance and planning function issues an evaluation on the viability of the company’s principal financial investments and transactions? (Principle 47)	X
45) Does the intermediate body in charge of the finance and planning functions periodically evaluates the company’s strategic position as stipulated in the strategic plan? (Principle 48)	X

46)    Does the intermediate body in charge of the finance and planning act in support of the Board by monitoring the consistency of the company’s investment and finance policies with its strategic vision? (Principle 49)

X

47)    Does the intermediate body in charge of the finance and planning functions support the board by reviewing the company’s financial projections assuring their consistency with the company’s strategic plan? (Principle 50)

X

vi) Optional Question

QUESTIONNAIRE ON THE GENERAL MEETING OF SHAREHOLDERS

SHAREHOLDERS RIGHTS

i) On Reporting and the Order of the Day at Meetings of Shareholders	YES	NO	Comments
1) Was the “Miscellaneous Items” entry removed from the order of the day for meetings of shareholders’? (Principle 51)	X
2) Was the grouping of matters related to different subjects in one single point of the order of the day avoided? (Principle 51)	X
3) Is all the information on each point of the order of the day of the meeting of shareholders available 15 days in advance? (Principle 52)	X		The information is available with the required lead time in accordance to the provisions of the General Commercial Companies Law and Securities Market Law.

4)     Are shareholders provided with any form that contains detailed information and possible voting alternatives on the matters listed in the order of the day, so that they can give instructions to their proxies? (Principle 53)

	X		The Company prepares those proxy forms in accordance to the provisions of the Securities Market Law.

5)      Is the proposed composition of the board of directors, accompanied by information related to the professional profiles of the candidates, included among the information given to shareholders? (Principle 54)

X

ii) On Reporting and Communication between the Board of Directors and Shareholders	YES	NO	Comments
6) Does the board of directors include in its annual report to the meeting of shareholders relevant aspects of the work of each intermediate body and the names of their members? (Principle 55)	X
7) Are the reports of each intermediate body presented to the board of directors available to shareholders with the material for the meeting of shareholders? (Principle 55)	X

In compliance with the Securities Market Law and the General Corporations Law the reports from the Auditing Committee and the Corporate Practices Committee are presented for approval during the annual shareholders meeting.

8) Does the company have policies, mechanisms and people responsible for reporting to shareholders and keeping channels of communications with shareholders and potential investors open? (Principle 56)	X

The Company has a Shareholders Services department that reports directly to the Company’s Finance Department. The Investor Relations section on FEMSA’s Internet page (www. ri.femsa.com) contains wide financial information, press releases, and a business model, so that investors and analysts can have a clear view of the company’s position.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2007	Fomento Económico Mexicano, S.A.B. de C.V.

	By:	/s/ JAVIER ASTABURUAGA SANJINES
	Name:	Javier Astaburuaga Sanjines
	Title:	Chief Financial Officer